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DeFi Technologies Inc. Interview Airs on Bloomberg U.S. on the
RedChip Money Report®
LOS ANGELES, Oct. 18, 2021 /CNW/ - DeFi Technologies Inc. (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announced that an interview with CEO Russell Starr aired on The RedChip Money Report® on Bloomberg TV, Oct. 16, at 7 p.m. Eastern Time (ET). Bloomberg TV is available in an estimated 73 million homes across the United States.
The RedChip Money Report® is produced by RedChip Companies Inc., an international Investor Relations and media firm with 30 years' experience focused on Discovering Tomorrow's Blue Chips Today™. "The RedChip Money Report®" delivers insightful commentary on small- cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.
To view the interview segment, please visit:
https://youtu.be/unvuIGLr3z4
About DeFi Technologies Inc.
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in  order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.
Forward  Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the company's SEC filings. These risks and uncertainties could cause the company's actual results to differ materially from those indicated in the forward-looking statements.

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For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447) Or 407-491-4498, Dave@redchip.com
CO: DeFi Technologies, Inc. CNW  17:51e 18-OCT-21